Exhibit 99.1

Akanda Corporation announces completion of F-3 shelf registration statement

London, United Kingdom--(Newsfile Corp. - June 14, 2024) - Akanda Corp. (NASDAQ: AKAN) (“Akanda” or the “Company”), an international medical cannabis company, today announced that it has successfully completed sales of its securities under its existing Form F-3 shelf registration. The shelf registration statement had a $5 million capacity and allowed the Company to raise cash by selling stock and warrants into the open market. Since the F-3 was declared effective on January 29, 2024, the Company raised a total of approximately $4.98 million in gross proceeds pursuant to a series of public offerings.

The Interim CEO Katie Field commented, “Akanda has used all of the capacity, essentially maxing out the amount we can raise on our F-3 shelf. We will not raise further funds on this registration statement. Any future registered direct offering will need to be pursuant to a newly filed and effective registration statement which the Company will file in due course.”

The securities were sold pursuant to a shelf registration statement on Form S-3 that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on January 29, 2024 and is available on the SEC’s website located at http://www.sec.gov.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.